EXHIBIT 99.1

RADA ELECTRONIC INDUSTRIES LTD

FOR IMMEDIATE RELEASE

RADA Electronic Industries Announces Second Quarter and First Half 2014 Results

Netanya, Israel, September 08, 2014 - RADA Electronic Industries Ltd. (NASDAQ: RADA) today announced its financial results for the second quarter and the six months ended June 30, 2014.

2014 Second quarter Results

Revenues totaled $6.4 million, 23% increase compared to $5.2 million in the second quarter of 2013.

Gross Profit totaled $2.04 million, 164% increase compared to $0.8 million in the second quarter of 2013.

Operating expenses totaled $1.4 million, 11% increase compared to $1.3 million in the second quarter of 2013.

Financial Expenses totaled $262,000  43% decrease compared to financial expenses of $459,000 in the second quarter of 2013.

As a result, the Company reported Net Income of $385,000, or $0.04 per share, for the second quarter of 2014 compared to a net loss of $935,000 or $0.10 per share, for the second quarter of 2013.

First Half 2014 Results

Revenues totaled $11.8 million, 11% increase compared to $10.6 million for the same period in 2013.

Gross profit totaled $3.7 million, 124% increase compared to $1.6 million for the same period in 2013.

Operating expenses  totaled $2.6 million, 9% decrease compared to $2.8 million  for the same period in 2013

Financial expenses totaled $555,000,  41% decrease compared to financial expenses of $934,000 for the same period in 2013.

As a result, the Company reported Net Income of $ 542,000 or $0.06 per share for the six months ended June 30, 2014, compared with a net loss of $2,100,000 or $0.23 per share, for the comparable period in 2013

Management Comment

Commenting on the results, Zvika Alon, RADA's Chief Executive Officer said, “The increase in gross margin to approximately 32% of our total revenues, is attributable in large measure to the high margin programs that accounted for a significant portion of our revenues during this quarter. As well as the reduction in financial expenses, these two major factors generated the growth in our net profit. We have increased our marketing expenses to pursue new business, in particular in our Radars product line, which has gained operational experience in various applications during the recent Operation Protective Edge and is expected to account for a growing part of our future revenues. We expect to continue the year with similar gross margins and therefore maintain our expectation for favorable 2014 results”.

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sales of Tactical Land Radar for Force and Border Protection, Inertial Navigation Systems for air and land applications and Avionics Systems and Upgrades.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:
Shiri Lazarovich- C.F.O
RADA Electronic Industries Ltd.
Tel: +972-9-8921111
Shiri.Lazarovich@rada.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30, 2014	December 31, 2013
	Unaudited	Audited
ASSETS

Cash and cash equivalents	$1,734	$2,137
Restricted cash	453	1,033
Trade receivables (net of allowance for doubtful accounts of $ 19 and $ 36 at June 30, 2014 and at December 31, 2013 respectively)	4,808	4,890
Costs and estimated earnings in excess of billings on uncompleted contracts	1,918	2,031
Other accounts receivables and prepaid expenses	621	412
Inventories	7,668	6,798

Total current assets	17,202	17,301

LONG-TERM RECEIVABLES AND OTHER DEPOSITS	1,289	1,133

PROPERTY, PLANT AND EQUIPMENT, NET	2,774	2,986

OTHER ASSET - GOODWILL	587	587

Total assets	$21,852	$22,007

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Bank credit and current maturities of long-term loans	$1,744	$1,887
Trade payables	2,192	2,909
Convertible note and Loans from shareholders, net	8,120	8,307
Other accounts payable and accrued expenses	4,688	4,350

Total current liabilities	16,744	17,453

LONG-TERM LIABILITIES:
Accrued severance pay and other long term liability	614	569

Total long-term liabilities	614	569

RADA SHAREHOLDERS' EQUITY

Share capital -
Ordinary shares of NIS 0.015 par value - Authorized: 16,333,333 shares at June 30, 2014 and December 31, 2013; Issued and outstanding: 8,918,647 at June 30, 2014 and at December 31, 2013 respectively.	119	119
Additional paid-in capital	70,884	70,884
Accumulated other comprehensive income	527	547
Accumulated deficit	(67,658)	(68,200)

Total RADA shareholders’ equity	3,872	3,350
Non-controlling interest	622	635
Total equity	4,494	3,985

Total liabilities and equity	$21,852	$22,007

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2014	2013	2014	2013	2013

Revenues	$11,784	$10,592	$6,437	$5,235	$21,761

Cost of revenues	8,132	8,964	4,398	4,463	17,160

Gross profit	3,652	1,628	2,039	772	4,601

Operating expenses:
Research and development	380	816	150	337	1,459
Marketing and selling	1,206	985	737	438	1,959
General and administrative	977	1,006	510	485	1,919

Total operating expenses:	2,563	2,807	1,397	1,260	5,337

Operating profit (loss)	1,089	(1,179)	642	(488)	(736)
Financial expenses, net	555	934	262	459	1,907

Consolidated profit (loss)	534	(2,113)	380	(947)	(2,643)

Less: Net Loss attributable to Non-controlling interest	8	13	5	12	8

Net income (loss) attributable to RADA's shareholders	$542	$(2,100)	$385	$(935)	$(2,635)

Income (loss) per share:
Basic and diluted loss per share	$0.06	$(0.23)	$0.04	$(0.10)	$(0.30)
Weighted average number of Ordinary shares used for computing basic and diluted loss per share	8,918,647	8,918,647	8,918,647	8,918,647	8,918,647